Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid performance in the second quarter, with strong innovation and progress on new launches
•	Sales, core[1] operating income and core EPS grew (cc1) for continuing operations[2] in Q2:
o	Net sales amounted to USD 12.7 billion (-5%, +6% cc)
o	Operating income was USD 2.3 billion (-28%, -14% cc)
o	Core operating income was USD 3.6 billion (-7%, +6% cc)
o	Q2 core margin improved 0.3 percentage points (cc)
o	Core EPS was USD 1.27 (-7%, +7% cc), and free cash flow[1] was USD 2.1 billion
o	Further strengthening of USD impacted sales by -11% and core operating income by -13%
o
Strong performance for Sandoz (net sales +11% cc, core operating income +30% cc) and Pharmaceuticals (net sales +6% cc, core operating income +9% cc), more than offset weak quarter for Alcon (net sales 0% cc, core operating income -10% cc)

•	Strong innovation momentum continued in Q2, culminating in key launches
o	Entresto approved and launched in US (July) for chronic heart failure with reduced ejection fraction
o	Glatopa, the first generic competitor to Copaxone® 20mg, approved and launched in US
o	Approvals for Zykadia (EU) and Promacta (US), and positive CHMP opinion for Farydak
o	Positive data including Tafinlar/Mekinist combination in metastatic melanoma, Afinitor in GI and lung NET and Cosentyx in ankylosing spondylitis
•	Growth Products continued to drive Q2 performance and rejuvenate portfolio
o	Growth Products[3] grew 24% (USD) to USD 4.4 billion, or 35% of net sales
o	Strong performance in Emerging Growth Markets[3] (+8% cc)
•	Outlook 2015 for continuing operations confirmed:
o	Continuing operations net sales expected to grow mid-single digit (cc); core operating income expected to grow ahead of sales at a high-single digit rate (cc)
o	To reflect first half performance, Novartis raises Sandoz FY guidance to high single digit sales growth (cc), lowers Alcon FY guidance to low single digit sales growth (cc)

Key figures[1]	Continuing operations[2]
	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 694	13 347	-5	6	24 629	26 114	-6	4
Operating income	2 281	3 184	-28	-14	5 066	5 999	-16	-1
Net income	1 856	2 723	-32	-18	4 162	5 177	-20	-5
EPS (USD)	0.77	1.11	-31	-16	1.72	2.10	-18	-3
Free cash flow	2 064	2 693	-23		3 529	3 845	-8
Core
Operating income	3 593	3 859	-7	6	7 244	7 659	-5	8
Net income	3 074	3 335	-8	5	6 273	6 668	-6	7
EPS (USD)	1.27	1.36	-7	7	2.60	2.71	-4	9

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 52 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Continuing operations are defined on page 42 of the Condensed Interim Financial Report.
3 Growth Products are defined on page 2 and Emerging Growth Markets on page 6.

Basel, July 21, 2015 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis had a strong quarter for innovation, with US approval and launch of both Entresto and Glatopa being key highlights. Additionally, we reported a broad range of positive clinical data across franchises, including Tafinlar/Mekinist in metastatic melanoma and Cosentyx in ankylosing spondylitis. We are confident we will deliver on our priorities for the year, and confirm our full-year guidance.”

GROUP REVIEW

Novartis has laid out five clear priorities for 2015: deliver strong financial results; strengthen innovation; complete the portfolio transformation; capture cross-divisional synergies; and build a high-performing organization. In each of these areas, we made solid progress in the second quarter and first half.

Financial results

Following the announcement of our portfolio transformation transactions on April 22, 2014, Novartis reported the Group’s financial results for the current and prior years as “continuing operations” and “discontinued operations.” See page 42 of the Condensed Interim Financial Report for full explanation.

The commentary below focuses on continuing operations, which include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities. Starting on March 2, 2015, the date of the completion of the GSK transactions, continuing operations also includes the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). We also provide information on discontinued operations and total Group performance on pages 3 and 5.

Second quarter

Continuing operations

Net sales amounted to USD 12.7 billion (-5%, +6% cc). Growth Products1 contributed USD 4.4 billion or 35% of net sales, up 24% (USD) over the prior-year quarter.

Operating income was USD 2.3 billion (-28%, -14% cc), down mainly due to the amortization of the new oncology assets as well as a commercial settlement gain related to intellectual property in the prior-year period, partly offset by strong operating performance. The adjustments made to operating income to arrive at core operating income amounted to USD 1.3 billion (2014: USD 0.7 billion), mainly on account of higher amortization charges for the acquisition of the new oncology assets, an intangible asset impairment in Alcon and exceptional charges mainly related to the planned closure of two manufacturing sites in Sandoz, whereas 2014 included exceptional revenue from a commercial settlement gain related to intellectual property.

Core operating income was USD 3.6 billion (-7%, +6% cc). Core operating income margin in constant currencies increased 0.3 percentage points, mainly due to higher sales and productivity initiatives. Currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 0.6 percentage points in USD to 28.3% of net sales.

Net income was USD 1.9 billion (-32%, -18% cc), declining more than operating income mainly due to lower income from associated companies.

EPS was USD 0.77 (-31%, -16% cc), declining less than net income due to the lower number of average outstanding shares.

Core net income was USD 3.1 billion (-8%, +5% cc), broadly in line with core operating income.

Core EPS was USD 1.27 (-7%, +7% cc), growing ahead of core net income due to the lower number of average outstanding shares.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2010 or later, or products with exclusivity in key markets until at least 2019 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Free cash flow for the second quarter was USD 2.1 billion (-23%), a decrease of USD 0.6 billion compared to the prior-year period. This was primarily due to lower operating income, including a negative currency impact on operations, partially offset by lower net working capital and higher hedging gains.

Pharmaceuticals net sales reached USD 7.8 billion (-4%, +6% cc), with volume growth of 13 percentage points, which includes the new oncology assets acquired from GSK (sales of USD 0.5 billion in Q2), and a positive price impact of 1 percentage point, partly offset by the negative impact of generic competition (-8 percentage points), largely for Diovan monotherapy, Exforge and Vivelle-Dot in the US. Growth Products – which include Gilenya, Lucentis, Afinitor, Tasigna, Xolair, the COPD portfolio1, the Tafinlar/Mekinist combination and Jakavi – generated USD 3.5 billion or 44% of division net sales. These products grew 38% (cc) over the same period last year.

Operating income decreased 17% (-4% cc) to USD 2.0 billion, as amortization of intangible assets of USD 384 million and acquisition-related costs of USD 69 million, mainly related to the new oncology assets, were partly offset by solid operating performance. Core operating income was USD 2.5 billion (-4%, +9% cc). Core operating income margin in constant currencies increased by 1.0 percentage point; currency had a negative impact of 1.0 percentage point, resulting in a core operating income margin of 31.6% of net sales.

Alcon net sales of USD 2.6 billion (-9%, 0% cc) were flat in the second quarter, mainly driven by lower surgical equipment sales, a decline in intraocular lens (IOL) sales due to competitive pressure, and an accelerated contact lens care decline; this slowdown in business performance would have resulted in underlying growth of 2% (cc). In addition, Alcon was negatively impacted by approximately 2% from the phasing of US allergy shipments, as well as trade inventory reductions, resulting in flat growth (cc) in the second quarter.

Operating income (-68%, -41% cc) was USD 150 million, reflecting a USD 119 million intangible asset impairment. Core operating income (-23%, -10% cc) was USD 796 million, primarily impacted by product mix and slightly higher revenue provisions, as well as higher spending in R&D and M&S. Core operating income margin in constant currencies decreased by 3.7 percentage points; currency had a negative impact of 1.8 percentage points, resulting in a net decrease of 5.5 percentage points to 31.1% of net sales.

Sandoz net sales were USD 2.3 billion (-2%, +11% cc) in the second quarter, as volume growth of 17 percentage points more than compensated for 6 percentage points of price erosion. Regionally, US performance was particularly strong (+23% cc), driven by the launch of Glatopa, the first generic version of Copaxone® 20mg, continued strong growth in Dermatology, and other recent launches. Sandoz continued to strengthen its leading position in differentiated generics, with global sales of Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) up 57% (cc) to USD 222 million in the second quarter, driven in part by shipping of initial trade inventories of Glatopa in June.

Operating income amounted to USD 193 million (-21%, -26% cc), significantly impacted by USD 144 million of restructuring charges mainly related to our manufacturing footprint initiative. Core operating income increased to USD 423 million (+21%, +30% cc), driven by strong base business performance and the launch of Glatopa. Core operating income margin in constant currencies increased 2.6 percentage points; currency had a positive impact of 0.8 percentage points, resulting in a net increase of 3.4 percentage points to 18.5% of net sales.

Discontinued operations2

Operational results for discontinued operations in the second quarter of 2015 include three months of results from the influenza Vaccines business. Animal Health, OTC and non-influenza Vaccines are not included, as the divestments were closed in the first quarter of 2015. The prior-year period included the results of all divested units during the quarter.

Influenza Vaccines sales for the quarter amounted to USD 39 million, compared to USD 29 million in the prior-year period.

1 The chronic obstructive pulmonary disease (COPD) portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.
2 Discontinued operations are defined on page 42 of the Condensed Interim Financial Report.

Discontinued operations operating loss was USD 96 million in the second quarter of 2015 compared to a loss of USD 89 million in the prior-year period.

Net loss from discontinued operations amounted to USD 18 million compared to a net loss of USD 138 million in the prior-year quarter.

Core operating loss for discontinued operations amounted to USD 72 million compared to a loss of USD 62 million in the prior-year quarter.

Total Group

For the total Group, net income amounted to USD 1.8 billion compared to USD 2.6 billion in the prior-year period, and basic earnings per share decreased to USD 0.76 from USD 1.05.

Free cash flow for the total Group amounted to USD 2.0 billion.

First half

Continuing operations

Net sales amounted to USD 24.6 billion (-6%, +4% cc) in the first half. Growth Products contributed USD 8.1 billion or 33% of net sales, up 19% (USD) over the first half of 2014.

Operating income was USD 5.1 billion (-16%, -1% cc), down mainly due to the amortization of the new oncology assets as well as a commercial settlement gain related to intellectual property in the prior-year period, mostly offset by strong operating performance. The adjustments made to operating income to arrive at core operating income amounted to USD 2.2 billion (2014: USD 1.7 billion).

Core operating income was USD 7.2 billion (-5%, +8% cc). Core operating income margin in constant currencies increased 0.9 percentage points, mainly due to higher sales and productivity initiatives. Currency had a negative impact of 0.8 percentage points, resulting in a net increase of 0.1 percentage points to 29.4% of net sales.

Net income was USD 4.2 billion (-20%, -5% cc), declining more than operating income mainly due to lower income from associated companies.

EPS was USD 1.72 (-18%, -3% cc), declining less than net income due to the lower number of average outstanding shares.

Core net income was USD 6.3 billion (-6%, +7% cc), broadly in line with core operating income.

Core EPS was USD 2.60 (-4%, +9% cc), growing ahead of core net income due to the lower number of average outstanding shares.

Free cash flow for the first half was USD 3.5 billion (-8%), a decrease of USD 0.3 billion compared to the prior-year period. This was primarily due to the negative currency impact on operations, partially offset by lower net working capital and higher hedging gains.

Pharmaceuticals delivered net sales of USD 15.0 billion (-6%, +4% cc) in the first half, driven by volume growth (+12 percentage points), which more than offset the impact of generic competition (-8 percentage points). Pricing impact was negligible.

Operating income was USD 4.3 billion (-7%, +6% cc) for the first half. Included in operating income were USD 552 million of amortization of intangible assets and USD 110 million of acquisition-related costs, mainly related to the new oncology assets acquired from GSK. Core operating income was USD 4.9 billion (-5%, +9% cc), generating core operating leverage in constant currencies through the continued reduction of functional costs and ongoing productivity initiatives. Core operating income margin in constant currencies improved by 1.6 percentage points; currency had a negative impact of 1.0 percentage point, resulting in a net margin expansion of 0.6 percentage points to 32.7% of net sales.

Alcon net sales were USD 5.1 billion (-6%, +2% cc) in the first half. Surgical sales increased 2% (cc), as solid cataract and vitreoretinal consumables sales were partly offset by lower equipment sales and competitive pressure on IOLs. Ophthalmic Pharmaceuticals grew (+3% cc), benefitting from double-digit growth of Systane in Dry Eye and fixed-dose combination products in Glaucoma. Vision Care (+1% cc) was driven by strong continued uptake of Dailies Total1 and AirOptix Colors, offset by a continued decline in contact lens care and reduction in US trade inventories of contact lenses.

Operating income amounted to USD 503 million (-41%, -12% cc), reflecting the second quarter intangible asset impairment of USD 119 million. Core operating income was USD 1.7 billion (-14%, -1% cc), primarily impacted by product mix and slightly higher revenue provisions, as well as higher spending in M&S. Core operating income margin in constant currencies decreased by 1.1 percentage points; currency had a negative impact of 1.7 percentage points, resulting in a net decrease of 2.8 percentage points to 33.0% of net sales.

Sandoz net sales were USD 4.5 billion (-3%, +10% cc), as volume growth of 15 percentage points more than offset 5 percentage points of price erosion. All regions grew in the first half, led by double-digit growth in the US (+20% cc), Asia-Pacific (+13% cc) and Latin America (+23% cc). From a franchise perspective, global sales of Biopharmaceuticals increased 45% (cc) to USD 368 million.

Operating income decreased by 10% (-7% cc) to USD 472 million, including USD 180 million of restructuring charges mainly related to our manufacturing footprint initiative. Core operating income grew 12% (+23% cc) to USD 829 million. Core operating income margin in constant currencies increased by 1.8 percentage points; currency had a positive impact of 0.6 percentage points, resulting in a net increase of 2.4 percentage points to a core operating income margin of 18.3% of net sales.

Discontinued operations

Operational results for discontinued operations in the first half of 2015 include six months of results from the influenza Vaccines business, as well as results from the non-influenza Vaccines business and OTC until their divestment date on March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain. The prior year included the results of all divested units during the first half.

Net sales for the non-influenza Vaccines business and OTC up to March 2 amounted to USD 75 million and USD 456 million, respectively. Influenza Vaccines sales for the first half of 2015 amounted to USD 56 million, compared to USD 81 million in the prior-year period, mainly due to the acceleration of first quarter southern hemisphere shipments to the fourth quarter of 2014 and an exceptional shipment to the Pan American Health Organization in the prior-year period.

Operating income for discontinued operations includes preliminary exceptional pre-tax gains of USD 12.8 billion from the divestment of Animal Health (USD 4.6 billion) and from the transactions with GSK (USD 2.8 billion for the non-influenza Vaccines business and USD 5.9 billion arising from the contribution of Novartis OTC into the consumer healthcare joint venture). In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses.

The remaining operating loss of USD 0.3 billion came from the operating performance of OTC and the non-influenza Vaccines business up to their divestment date, as well as a full six months of the influenza Vaccines business.

Net income from discontinued operations amounted to USD 10.7 billion, mainly due to the exceptional gains from the GSK and Lilly transactions, compared to USD 0.4 billion in the first half of 2014, which included the exceptional gain from the divestment of the blood transfusion diagnostics to Grifols.

Core operating loss for discontinued operations, which excludes these exceptional items, amounted to USD 174 million in first half of 2015, compared to a loss of USD 205 million in the prior-year period.

Total Group1

For the total Group, net income amounted to USD 14.8 billion compared to USD 5.6 billion in the first half of 2014, impacted by the exceptional divestment gains included in net income from the discontinued operations. Basic earnings per share increased to USD 6.15 from USD 2.26.

Free cash flow for the total Group amounted to USD 3.2 billion.

Key growth drivers

Underpinning our financial results in the second quarter is a continued focus on key growth drivers, including Gilenya, Afinitor, Tasigna, Xolair, Tafinlar/Mekinist and Jakavi, as well as Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the rejuvenation of the portfolio, contributed 35% of continuing operations net sales in the second quarter, and were up 24% (USD). In Pharmaceuticals, Growth Products contributed 44% of division net sales in the quarter, and sales for these products were up 38% (cc).

•	Gilenya (USD 700 million, +26% cc), our oral MS therapy, grew double-digit in the quarter, with strong volume growth underpinned by trends towards oral treatments with higher efficacy.

•	Afinitor (USD 423 million, +19% cc), an oral inhibitor of the mTOR pathway, saw strong growth in the US, Japan and other markets around the world.

•	Tasigna (USD 412 million, +21% cc) continued to drive growth in our CML franchise (which also includes Gleevec/Glivec), with strong volume growth in the US and other markets.

•
Xolair (USD 194 million, +18% cc) continued to grow double-digit in the quarter, benefitting from indications in allergic asthma as well as chronic spontaneous urticaria (also known as chronic idiopathic urticaria).

•	Tafinlar/Mekinist (USD 131 million) grew as the first approved combination therapy for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma.

•	Jakavi (USD 98 million, +68% cc), an oral JAK inhibitor approved for myelofibrosis and polycythemia vera, grew strongly over the previous-year quarter.

Emerging Growth Markets

•
Continuing operations net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 8% (cc) in the second quarter. Growth was led by Brazil (+16% cc) and China (+7% cc).

1 Total Group results in H1 2014 include six months of Consumer Health (both Animal Health and OTC) and Vaccines (both influenza and non-influenza businesses). H1 2015 includes two months of OTC and the non-influenza business and six months of the influenza business. Total Group net income and EPS include the impact of the exceptional divestment gains. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

Strengthen innovation

The second quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Entresto approved and launched in the US for chronic heart failure (July)
The FDA approved Entresto (sacubitril/valsartan), previously known as LCZ696, for the treatment of heart failure with reduced ejection fraction. Novartis started shipping in the US in July.

•	Zykadia approved in EU for ALK+ NSCLC
The EC approved Zykadia (ceritinib) to treat adult patients with anaplastic lymphoma kinase (ALK)-positive advanced non-small cell lung cancer (NSCLC) previously treated with the ALK inhibitor crizotinib.

•	FDA approved Promacta for children with chronic ITP
The FDA approved Promacta (eltrombopag) for the treatment of children six years and older with chronic immune thrombocytopenia (ITP), a rare blood disorder, who have had an insufficient response to corticosteroids, immunoglobulins or splenectomy.

•	Farydak recommended by CHMP to treat multiple myeloma; approved in Japan
The CHMP adopted a positive opinion for Farydak (panobinostat) capsules, in combination with bortezomib and dexamethasone, for adult patients with previously treated multiple myeloma. Farydak also received approval in Japan.

•	CHMP recommended approval for Odomzo in basal cell carcinoma
The CHMP adopted a positive opinion for Odomzo (sonidegib, formerly known as LDE225) to treat adult patients with locally advanced basal cell carcinoma.

•	Glatopa approved and launched in US for relapsing MS
Sandoz received FDA approval of Glatopa, the first fully substitutable generic version of Copaxone® 20 mg. Glatopa, which was developed in collaboration with Momenta, was launched in the US in June.

•	AcrySof IQ PanOptix trifocal IOL received EU approval
Alcon received European CE Mark for its AcrySof IQ PanOptix trifocal intraocular lens (IOL) for patients undergoing cataract surgery.

•	UltraSert pre-loaded IOL delivery system received EU approval
Alcon also received European CE Mark for its AcrySof IQ Aspheric IOL with the UltraSert Pre-loaded Delivery System for patients undergoing cataract surgery.

Regulatory submissions and filings

•	Global regulatory submissions filed for Cosentyx in AS and PsA
Global regulatory submissions have been filed for Cosentyx in ankylosing spondylitis (AS) and psoriatic arthritis (PsA).

•	Applications for Tafinlar/Mekinist in metastatic melanoma submitted in Europe and Japan
Regulatory applications for the combination of Tafinlar and Mekinist as a treatment for patients with BRAF V600 mutation-positive metastatic melanoma were submitted in Europe and Japan. The submissions include results from the Phase III COMBI-d and COMBI-v trials. These results were also submitted to the FDA to meet conditions of full approval.

•	FDA granted Breakthrough Therapy status to Tafinlar/Mekinist in type of NSCLC
In July, the FDA granted Breakthrough Therapy status to combination therapy Tafinlar and Mekinist in patients with BRAF V600E mutation-positive NSCLC.

Results from important clinical trials and other highlights

•	COMBI-d study confirmed OS benefit of Tafinlar/Mekinist in metastatic melanoma
Final analysis of the Phase III COMBI-d study showed a statistically significant overall survival (OS) benefit for patients with BRAF V600E/K mutation-positive metastatic melanoma when treated with the combination of Tafinlar (dabrafenib) and Mekinist (trametinib) compared to Tafinlar monotherapy alone (median of 25.1 months vs. 18.7 months).

•	Phase III trial showed Afinitor extends PFS in advanced GI or lung NET patients
The Phase III RADIANT-4 study met its primary endpoint, showing that Afinitor (everolimus) significantly extended progression-free survival (PFS) compared to placebo in patients with advanced non-functional NET of gastrointestinal (GI) or lung origin. The RADIANT-4 study will serve as the basis of worldwide regulatory filings in 2015.

•	New one-year results showed sustained Cosentyx efficacy in ankylosing spondylitis
Data from the MEASURE 2 pivotal Phase III study of secukinumab in ankylosing spondylitis demonstrated that approximately 74% of patients achieved clinically significant improvement in their symptoms after one year of treatment.

•	Cosentyx shown to have superior efficacy in difficult-to-treat locations of plaque psoriasis
Cosentyx met the primary endpoints in two new clinical studies (GESTURE and TRANSFIGURE), showing superior efficacy compared to placebo in patients with psoriasis of the palms, soles and nails, all difficult-to-treat locations of plaque psoriasis.

•	BELLE-2 trial of BKM120 met primary objective
The Phase III BELLE-2 trial of oral BKM120 (buparlisib) in combination with fulvestrant (Faslodex®) met its primary objective, demonstrating a statistically significant improvement in PFS in postmenopausal women with HR+/HER2- advanced breast cancer whose disease progressed or recurred on or after treatment with an aromatase inhibitor when compared to fulvestrant alone. The observed moderate PFS result in the overall study population and the prospective analyses in certain predefined subgroups, including patients with PIK3CA mutation assessed in archival tumor samples and circulating tumor DNA, will be discussed with the health authorities before proceeding with the regulatory submissions. In addition, the updated survival analysis will be available in the second half of 2016.

•	Update of Jakavi study showed durable response in PV patients
A preplanned analysis at 18 months of the pivotal Phase III RESPONSE study showed that 80% of patients with polycythemia vera (PV) treated with Jakavi (ruxolitinib) who responded at Week 32 experienced a durable response for at least one year.

•	ENEST1st data reinforced benefit of first-line Tasigna in newly diagnosed CML patients
Results from the Phase IIIb ENEST1st study in over 1,000 patients with newly-diagnosed, BCR-ABL positive chronic myeloid leukemia (CML) confirmed the benefits of first-line Tasigna (nilotinib) treatment seen in earlier trials.

•	Phase II data presented on Zykadia and Tafinlar/Mekinist in aggressive NSCLC tumors
In Phase II studies, Zykadia (ceritinib) shrank tumors in patients with ALK+ NSCLC, with comparable overall response in those with or without brain metastases. Tafinlar (dabrafenib) and Mekinist (trametinib) combination Phase II data showed 63% overall response rate in patients with metastatic BRAF V600E-mutation positive NSCLC.

•	Ongoing Phase II study of CTL019 showed potential in non-Hodgkin lymphoma
Findings from the ongoing study conducted by the University of Pennsylvania in adults with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) and follicular lymphoma (FL) found an overall response rate of 100% in patients with FL and 50% in patients with DLBCL. 13 of 19 evaluable patients responded to the therapy.

•	Pivotal Phase III studies of QVA149 and NVA237 met primary and secondary endpoints
Two pivotal Phase III clinical trial programs for QVA149 (indacaterol/glycopyrronium bromide) and NVA237 (glycopyrronium bromide) in patients with moderate-to-severe chronic obstructive pulmonary disease (COPD) met their primary and secondary endpoints.

•	Novartis adds to neuroscience pipeline with acquisition of Spinifex Pharmaceuticals
Novartis entered into an agreement to acquire Spinifex Pharmaceuticals, a privately held company focused on developing a peripheral approach to treat neuropathic pain, such as EMA401, a novel angiotensin II Type 2 receptor antagonist. The acquisition is expected to close in the second half of 2015.

Complete the portfolio transformation

Following our announcement on March 2, 2015 of the completion of the transactions with GSK, the integration has progressed on track. The transfer of marketing authorizations is complete for approximately 75% of sales, and field forces are operational in over 50 markets.

As a result of the transactions with GSK, which closed in the first quarter, we recorded preliminary exceptional pre-tax gains of approximately USD 8.7 billion in the first half of 2015. This amount was in addition to the USD 4.6 billion exceptional pre-tax gain from the Animal Health divestment in the first quarter. In addition, the GSK transactions resulted in approximately USD 0.5 billion of additional transaction-related expenses in the first quarter.

The divestment of the Novartis influenza business to CSL, the last step in portfolio transformation, is expected to be completed in the second half of 2015, subject to customary closing conditions including regulatory approvals. Novartis remains fully committed to the influenza Vaccines business until it is divested to CSL.

Capture cross-divisional synergies

Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS), our shared services organization, continues to execute on its priorities and the transformation of the organization is well on track. At the end of the second quarter, NBS had over 9,000 full-time-equivalent associates, transferred from within the Novartis Group.

•
The cost within the scope of NBS was stable from the prior year. Moving from division-specific services to a cross-divisional model, NBS is scaling up the offshoring of transactional services to its five selected Global Service Centers.

•	In the second quarter, we generated approximately USD 400 million in Procurement savings by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint. In the second quarter, we announced the planned closure of two Sandoz manufacturing sites, as well as the partial restructuring of a Pharmaceuticals manufacturing site.

•
For continuing operations, this brings the total number of production sites that have been or are in the process of being restructured, closed or divested to 23. Exceptional charges amounted to USD 214 million in the second quarter and USD 259 million in the first half. Exceptional charges recorded cumulatively since the program began amount to USD 834 million.

In total, our productivity initiatives generated gross savings that contributed approximately USD 750 million in the second quarter.

Build a high-performing organization

We are committed to creating a culture of integrity at Novartis and demonstrating ethical leadership, and have taken concrete steps to increase transparency and strengthen our ethical business practices. The new Novartis Values and Behaviors have an increased emphasis on integrity and the courage to do the right thing.

Novartis continues to reinforce the culture of quality at all levels of the organization. In the second quarter of 2015, a total of 46 global health authority inspections were completed, ten of which were conducted by the FDA. All 46 were deemed acceptable or good. The outcome of two FDA inspections of manufacturing sites in India, which were conducted in August 2014, are still pending. Novartis is committed to continue driving sustainable quality beyond compliance solutions.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation and growth across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first six months of 2015, 37.8 million treasury shares were delivered as a result of options exercised and share deliveries related to employee participation programs. 8.4 million shares were repurchased on the SIX Swiss Exchange first trading line and from employees. In addition, Novartis repurchased 12.8 million shares on the second trading line in the first six months of 2015 under the ongoing share buy-back of USD 5.0 billion spread over two years. With these transactions, the total number of shares outstanding increased by 16.6 million versus December 31, 2014. Novartis aims to offset the dilutive impact from its employee participation programs experienced in the first six months of 2015 over the remainder of the year. Such share buy-backs are planned to be executed on the SIX Swiss Exchange second trading line in addition to the ongoing USD 5.0 billion share buy-back announced in November 2013.

Also during the first quarter of 2015, Novartis issued three bonds in Swiss francs for a total amount of USD 1.5 billion and repaid two bonds for a total amount of USD 2.9 billion (USD 2.0 billion bond issued in March 2010 and a Swiss franc denominated bond of USD 0.9 billion issued in June 2008) in the second quarter of 2015 at maturity.

As of June 30, 2015, the net debt stood at USD 17.4 billion compared to USD 6.5 billion at December 31, 2014. The increase of USD 10.9 billion was driven by outflows from the acquisition of the oncology assets from GSK of USD 16.0 billion, the dividend payment of USD 6.6 billion, share repurchases of USD 2.1 billion, and other net cash outflow items of USD 0.9 billion. This was partially compensated by the free cash flow of USD 3.2 billion, net divestment proceeds of USD 9.9 billion related to the portfolio transformation transactions, and proceeds from options exercised of USD 1.6 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2015 Group outlook for continuing operations

Barring unforeseen events

Our outlook for full year 2015 remains unchanged. Group net sales in 2015 are expected to grow mid-single digit (cc), after absorbing the impact of generic competition, which is expected to be approximately the same as the prior year (USD 2.4 billion). Group core operating income is expected to grow ahead of sales at a high-single digit rate (cc) in 2015. All these comparisons are versus 2014 continuing operations.

From a divisional perspective:
•	Pharmaceuticals: confirmed at mid-single digit sales growth (cc)
•	Alcon: revised downward to low-single digit sales growth (cc)
•	Sandoz: revised upward to high-single digit sales growth (cc)

If mid-July exchange rates prevail for the remainder of the year, the currency impact for the year would be negative 9% on sales and negative 13-14% on core operating income. This currency impact results from the continued strengthening of the US dollar against most currencies.

Summary Financial Performance

Continuing operations[1]	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 694	13 347	-5	6	24 629	26 114	-6	4
Operating income	2 281	3 184	-28	-14	5 066	5 999	-16	-1
As a % of sales	18.0	23.9			20.6	23.0
Core operating income	3 593	3 859	-7	6	7 244	7 659	-5	8
As a % of sales	28.3	28.9			29.4	29.3

Pharmaceuticals	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 847	8 199	-4	6	14 987	16 006	-6	4
Operating income	1 986	2 406	-17	-4	4 285	4 627	-7	6
As a % of sales	25.3	29.3			28.6	28.9
Core operating income	2 477	2 593	-4	9	4 897	5 132	-5	9
As a % of sales	31.6	31.6			32.7	32.1

Alcon	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 559	2 817	-9	0	5 117	5 459	-6	2
Operating income	150	471	-68	-41	503	851	-41	-12
As a % of sales	5.9	16.7			9.8	15.6
Core operating income	796	1 031	-23	-10	1 690	1 956	-14	-1
As a % of sales	31.1	36.6			33.0	35.8

Sandoz	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 288	2 331	-2	11	4 525	4 649	-3	10
Operating income	193	244	-21	-26	472	526	-10	-7
As a % of sales	8.4	10.5			10.4	11.3
Core operating income	423	351	21	30	829	738	12	23
As a % of sales	18.5	15.1			18.3	15.9

Corporate	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss/income	-48	63	nm	nm	-194	-5	nm	nm
Core operating loss	-103	-116	11	9	-172	-167	-3	-6

Discontinued operations
	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	39	1 290	nm	nm	587	2 545	nm	nm
Operating loss/income	-96	-89	nm	nm	12 526	585	nm	nm
As a % of sales	nm	-6.9			nm	23.0
Core operating loss	-72	-62	-16	-23	-174	-205	15	22
As a % of sales	nm	-4.8			-29.6	-8.1

Total Group[2]	Q2 2015	Q2 2014	% change		H1 2015	H1 2014	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 838	2 585			14 843	5 553
EPS (USD)	0.76	1.05			6.15	2.26
Free cash flow	2 013	2 413			3 239	3 178
nm = not meaningful

1 Continuing operations include the businesses of Pharmaceuticals, Alcon, Sandoz and Corporate activities, and starting on March 2, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK consumer healthcare joint venture (the latter reported as part of income from associated companies). See page 42 of the Condensed Interim Financial Report for full explanation.
2 Total Group net income and EPS include the impact of the exceptional divestment gains. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1940024/700298.pdf.

Novartis Q2 and H1 2015 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “innovation,” “progress,” “launches,” “momentum,” “launched,” “outlook,” “confirmed,” “expected,” “launch,” “confident,” “will,” “priorities,” “confirm,” “would,” “turnaround plan,” “under development,” “focus,” “growth drivers,” “trends towards,” “pipeline,” “positive opinions,” “recommended,” “positive opinion,” “ongoing,” “potential,” “committed,” “continues,” “on track,” “priority,” “in the future,” “planned,” “proposed,” “underway,” “contingent,” “Breakthrough Therapy,” “under review,” “being developed,” “strategy,” “expects,” “evolving,” “could,” “initiated,” “positive recommendation,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; regarding potential shareholder returns or credit ratings; regarding the potential completion of the announced transaction with CSL; regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL, or regarding any potential strategic benefits, synergies or opportunities as a result of these transactions; or regarding potential future sales or earnings of the Novartis Group or its divisions and associated companies; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the announced transaction with CSL will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions with GSK, Lilly or CSL. Neither can there be any guarantee that the Novartis Group, or any of its divisions or associated companies, will be commercially successful in the future, will achieve any particular financial results, or achieve any particular credit rating or level of shareholder returns. Nor can there be any guarantee that the turnaround plan under development at Alcon will be successfully developed or implemented, or will achieve its goals. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the announced transaction with CSL, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transactions with GSK, Lilly or CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which will continue this year; unexpected manufacturing or quality issues; unexpected safety issues; global trends toward health care cost containment, including ongoing pricing pressures and ongoing reimbursement challenges with payors; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of the Company’s information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Faslodex® is a registered trademark of the AstraZeneca group of companies. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd. Jakafi® is a registered trademark of Incyte Corporation. Fovista® is a registered trademark of Ophthotech Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 27, 2015                                       Third quarter results 2015
January 27, 2016                                        Fourth quarter and full year results 2015
February 23, 2016                                     Annual General Meeting